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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        ---------------------------------



                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

           Transaction Statement under Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 thereunder

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934


                             9278 COMMUNICATIONS, INC.
                                (Name of Issuer)

                                     Sajid Kapadia
                                    NTSE Holding Corp.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)
                        ---------------------------------
                                    65440w100
                     (CUSIP Number of Class of Securities)

                                Sajid Kapadia, President
                                NTSE Holding Corp.
                                1942 Williamsbridge Road
                                Bronx, NY 10461
                                (718) 887-9278

            (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with a copy to:

         Seymour H. Bucholz, Esq.             and    Craig S. Libson, Esq.
         Kurzman Eisenberg Corbin                    Snow Becker Krauss P.C.
         Lever & Goodman, LLP                        605 Third Avenue
         675 Third Avenue                            New York, NY 10158
         New York, NY 10017                          (212) 687-3860
         (212) 661-2150

This statement is filed in connection with (check the appropriate box):
(a)[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)[ ]  The filing of a registration statement under the Securities Act of 1933.
(c)[ ]  A tender offer.
(d)[ ]  None of the above.

Check the following box if soliciting materials or information statement

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referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction:

                            CALCULATION OF FILING FEE
================================================================================
        Transaction                            Amount of
         valuation                             Filing Fee
--------------------------------------------------------------------------------
        $1,147,670                             $230.00
--------------------------------------------------------------------------------


[ ] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.





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                                  INTRODUCTION


         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Statement") is being filed jointly by 9278 Communications, Inc., a Delaware corporation (the "Company"), NTSE Holding Corp., a Delaware corporation ("NTSE")and Sajid Kapadia, the sole stockholder and sole officer and director of NTSE ("Kapadia"). Kapadia is also the founder, Chairman and Chief Executive Officer of the Company. NTSE currently holds 12,465,215 shares, or 52.1%, of the issued and outstanding shares of Common Stock, $.001 par value per share (the Common Stock") of the Company, which is the only class of securities of the Company outstanding. The Statement relates to a merger transaction contemplated by a Merger Agreement dated January 31, 2003 between the Company and NTSE pursuant to which NTSE will merge with and into the Company (the "Merger"), each share of Common Stock will be converted into the right to receive a cash payment of $0.10, and each share of NTSE will be converted into one share of the surviving corporation. As a result, Kapadia, by virtue of his ownership of NTSE, will become the sole stockholder of the Company. The Merger will cause the Common Stock to be held of record by less than 300 persons.

         The Company intends to hold a Special Meeting of Stockholders on May 30, 2003 (the "Special Meeting")to seek stockholder approval under the Delaware General Corporation Law and to seek to satisfy certain self-imposed stockholder approval conditions under the Merger Agreement. The Common Stock is not registered under Section 12 of the Securities Exchange Act of 1934, however the Company files certain periodic reports thereunder pursuant to Section 15(d) of the Act. The Company intends to distribute to its stockholders a Proxy Statement (the "Proxy Statement"), a copy of which, including all schedules and annexes thereto, is attached as an exhibit to this Statement, and certain disclosures required to be set forth in this Statement are incorporated herein by reference to the Proxy Statement. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. The responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement.




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Item 1. Summary Term Sheet

Item 1001 of Regulation M-A.

The information contained in the section entitled "INTRODUCTION AND SUMMARY TERM SHEET" in the Proxy Statement is incorporated herein by this reference.


Item 2. Subject Company Information

Item 1002 of Regulation M-A.

a) The information set forth in "INTRODUCTION AND SUMMARY TERM SHEET-The Merger Transaction-The Parties," " "CERTAIN INFORMATION CONCERNING THE COMPANY -- The Company, and under "CERTAIN INFORMATION CONCERNING NTSE" in the Proxy Statement are incorporated herein by reference.

(b) There are currently 23,932,912 shares of Common Stock, $.001 par value per share, issued and outstanding. The information contained in the sections entitled "INTRODUCTION AND SUMMARY TERM SHEET - The Special Meeting" and "THE SPECIAL MEETING OF STOCKHOLDERS" in the Proxy Statement is incorporated herein by this reference.

(c) The information set forth under "MARKET PRICES AND DIVIDENDS -- Market Prices" in the Proxy Statement is incorporated herein by reference.

(d) The information set forth under "MARKET PRICES AND DIVIDENDS -- Dividends" in the Proxy Statement is incorporated herein by reference.

(e)  Not applicable.

(f)  Not applicable.

Item 3. Identity and Background of Filing Person

Item 1003(a) through (c) of Regulation M-A.

         (a)-(c) This Statement is being filed jointly by the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), NTSE and Kapadia. Mr. Kapadia is a United States citizen. The information set forth under "INTRODUCTION AND SUMMARY TERM SHEET-The Merger Transaction-The Parties," "CERTAIN INFORMATION CONCERNING THE COMPANY," and "CERTAIN INFORMATION CONCERNING NTSE" in the Proxy Statement is incorporated herein by reference.

         During the last five years, none of the Company or NTSE, nor, to the best of their knowledge, any of their directors or executive officers, nor Kapadia (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such entity or person from further violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

Item 4. Terms of the Transaction

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Item 1004 (a) and (c) through (f) of Regulation M-A.

(a)(1) Not applicable.

(a)(2)(i), (ii) The information contained in the sections entitled "INTRODUCTION AND SUMMARY TERM SHEET-The Merger Transaction-The Merger", "SPECIAL FACTORS -The Merger" and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by this reference.

(a)(2)(iii) The information in the sections entitled "INTRODUCTION AND SUMMARY TERM SHEET -Special Factors Relating to the Merger," "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - Determinations of the Board; Fairness of the Merger" and "SPECIAL FACTORS - Purpose and Structure of the Merger" in the Proxy Statement is incorporated herein by this reference.

(a)(2)(iv) The information contained in the sections entitled "ITRODUCTION AND SUMMARY TERM SHEET - The Special Meeting - Voting Rights" and "THE SPECIAL MEETING OF STOCKHOLDERS - Required Vote" in the Proxy Statement is incorporated herein by this reference.

(a)(2)(v) The information contained in the sections entitled "INTRODUCTION AND SUMMARY TERM SHEET," "SPECIAL FACTORS - Interests of Certain Persons in the Merger", " - Certain Effects of the Merger" and "- Dissenters Rights of Appraisal" in the Proxy Statement is incorporated herein by this reference.

(a)(2)(vi) The information contained in the section entitled "THE MERGER - Accounting Treatment of the Merger" in the Proxy Statement is incorporated herein by this reference.

(a)(2)(vii) The information contained in the sections entitled "INTRODUCTION AND SUMMARY TERM SHEET-The Merger Transaction-The Merger" and "THE MERGER - Certain Federal Income Tax Consequences to Public Stockholders" in the Proxy Statement is incorporated herein by this reference.

(c) The information contained in the sections entitled "SPECIAL FACTORS - Interests of Certain Persons in the Merger" and " - Certain Effects of the Merger" is incorporated herein by this reference.

(d) The information contained in the sections entitled "THE MERGER - Dissenters' Rights of Appraisal" and "APPENDIX C" in the Proxy Statement is incorporated herein by this reference.

(e) The information contained in the sections entitled "AVAILABLE INFORMATION" in the Proxy Statement is incorporated herein by this reference.

(f) Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

Item 1005 (a) through (c) and (e) of Regulation M-A.

(a) The information contained in the section entitled CERTAIN INFORMATION CONCERNING THE COMPANY -Certain Relationships and Certain Transactions" in the Proxy Statement is incorporated herein by this reference.


(b), (c) The information contained in the sections entitled "SPECIAL FACTORS -

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Background of the Merger" and "- Purpose and Structure of the Merger" in the
Proxy Statement is incorporated herein by this reference.

(e) The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger" and " - Interests of Certain Persons in the Merger," "THE MERGER" - Financing of the Merger" and "THE MERGER AGREEMENT" in the Proxy Statement is incorporated herein by this reference.

Item 6. Purposes of the Transaction and Plans or Proposals

Item 1006 (b) and (c)1 through (8) of Regulation M-A.

(b) The outstanding shares of Common Stock of the Company will be retired as a result of the Merger, and will be exchanged for the right to receive $0.10 per share. The information contained in the sections entitled "SPECIAL FACTORS - Interests of Certain Persons in the Merger" and " - Certain Effects of the Merger" is incorporated herein by this reference.


(c) The information contained in the sections entitled "SPECIAL FACTORS - Certain Effects of the Merger" and "- Plans for the Company after the Merger" in the Proxy Statement is incorporated herein by this reference.


Item 7. Purposes, Alternatives, Reasons and Effects

Item 1013 of Regulation M-A.

The information contained in the sections entitled "SPECIAL FACTORS - Background of the Merger," "- Determinations of the Board; Fairness of the Merger," "- Purpose and Structure of the Merger" and "- Certain Effects of the Merger," and "THE MERGER - Certain Federal Income Tax Consequences to Public Stockholders" in the Proxy Statement is incorporated herein by this reference.

Item 8. Fairness of the Transaction

Item 1014 of Regulation M-A.

(a), (b) The information contained in the sections entitled "INTRODUCTION AND SUMMARY TERM SHEET," "SPECIAL FACTORS - Background of the Merger", " -Determinations of the Board; Fairness of the Merger" , "- Financial Advisor; Fairness Opinion" and " - Position of Kapadia and NTSE" is incorporated by this reference.

(c) The information contained in the sections entitled "INTRODUCTION AND SUMMARY TERM SHEET - The Special Meeting", "SPECIAL FACTORS - Determination of the Board; Fairness of the Merger", and "THE SPECIAL MEETING OF STOCKHOLDERS - Voting Rights" in the Proxy Statement is incorporated herein by this reference.

(d) The information contained in the section entitled "SPECIAL FACTORS - Determination of the Board; Fairness of the Merger" in the Proxy Statement is incorporated herein by this reference.

(e) The information contained in the sections entitled "INTRODUCTION AND SUMMARY TERM SHEET - The Special Meeting", "SPECIAL FACTORS - Determination of the Board; Fairness of the Merger", in the Proxy Statement is incorporated herein by this reference.

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(f) The information contained in the sections entitled "SPECIAL FACTORS -
Background of the Merger," "- Determinations of the Board; Fairness of the Merger," and "- Purpose and Structure of the Merger" in the Proxy Statement is incorporated herein by this reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

Item 1015 of Regulation M-A.

The information contained in the sections entitled "SPECIAL FACTORS - "Background of the Merger" and " - Financial Advisor; Fairness Opinion" in, and "Appendix B" to, the Proxy Statement is incorporated herein by this reference.


Item 10. Source and Amount of Funds or Other Consideration

Item 1007 of Regulation M-A.

(a), (b) and (d) The information contained in the section entitled "SOURCE OF FUNDS" in the Proxy Statement is incorporated herein by this reference.

(c) The information contained in the section entitled "FEES AND EXPENSES" in the Proxy Statement is incorporated herein by this reference.


Item 11. Interest in Securities of the Subject Company

Item 1008 of Regulation M-A.

(a) The information contained in the sections entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "SPECIAL FACTORS -
Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by this reference.

(b) Not Applicable.

Item 12. The Solicitation or Recommendation

Item 1012 of Regulation M-A.

(d) - (e) The information contained in the section entitled "SPECIAL FACTORS - Determination of the Board; Fairness of the Merger" in the Proxy Statement is incorporated herein by this reference.


Item 13. Financial Statements [to be addressed]

Item 1010 (a) and (b) of Regulation M-A.

(a) The information contained in the sections entitled "CERTAIN INFORMATION CONCERNING THE COMPANY- Summary Financial Information" and "AVAILABLE INFORMATION" in the Proxy Statement is incorporated herein by this reference.

(b) Not applicable.

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Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Item 1009 of Regulation M-A.

(a) and (b) The information contained in the sections entitled "FEES AND EXPENSES" in the Proxy Statement is incorporated herein by this reference.


Item 15. Additional Information

Item 1011 of Regulation M-A.

(b) The information contained in Appendix A to the Proxy Statement is incorporated herein by this reference.


Item 16. Exhibits

Item 1016 (a) through (d), (f) and (g)of Regulation M-A.

(a) The Proxy Statement, including the Merger Agreement as Appendix A

(b) Not Applicable

(c) Report of Park Capital Securities LLC

(d) Not Applicable

(f) The information contained in the section entitled "THE MERGER - Dissenters Rights of Appraisal" in the Proxy Statement and Appendix C - Section 262 of the Delaware General Corporation Law is incorporated herein by this reference.

(g) Not applicable.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 17, 2003           9278 COMMUNICATIONS, INC.




                                   By: /s/ Haris Syed
                                      --------------------------------
                                   Name:  Haris Syed
                                   Title: President



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 17, 2003           NTSE HOLDING CORP.




                                   By: /s/ Sajid Kapadia
                                      ------------------------------------
                                   Name:  Sajid Kapadia
                                   Title: President





                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2003


                                   By: /s/ Sajid Kapadia
                                      ------------------------------------
                                   Name:  Sajid Kapadia